UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
ZAP.COM CORPORATION

(Exact name of registrant as specified in its charter)
Avram A. Glazer
President and Chief Executive Officer
Zap.Com Corporation
100 Meridian Centre, Suite 350
Rochester, New York 14618
(585) 242-8600

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on
Behalf of Person Filing Statement)
With a copy to:
Woods Oviatt Gilman LLP
2 State Street
700 Crossroads Building
Rochester, New York 14614
(585) 987-2800
Attention: Gordon E. Forth, Esq.

Zap.Com Corporation
100 Meridian Centre, Suite 350
Rochester, New York 14618
(585) 242-8600

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
     This Information Statement is being mailed on or about June 29, 2009 to holders of record as of June 26, 2009, of shares of common stock, par value $0.001 per share (the “Common Stock”) of Zap.Com Corporation (the “Company”). You are receiving this Information Statement in connection with the appointment of persons (the “Harbinger Nominees”) designated by Harbinger Capital Partners LLC to the Board of Directors of the Company in connection with the acquisition by certain of its affiliates of shares in the Company and our majority stockholder, Zapata Corporation, a Nevada corporation (“Zapata”). These appointments, which are contemplated to result in a change in the majority of the members of the Board of Directors of the Company, are to be effected in two steps. First, the number of authorized board members will be increased from one to four. Second, no sooner than 10 days after this Information Statement is being mailed, the Harbinger Nominees will fill the three newly created board seats, constituting a majority of the members of the Company’s Board of Directors.
     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein, and the Company and Zapata do not require any action or consent from you.
VOTING SECURITIES OF THE COMPANY
     The Common Stock is the only class of voting securities of the Company entitled to vote at meetings of the stockholders of the Company. As of June 26, 2009, there were 50,004,474 shares of Common Stock outstanding, which were held by approximately 1,300 holders of record. Each share of Common Stock entitles the holder thereof to one vote on matters that are submitted to the stockholders.
Harbinger Transaction
     On June 17, 2009, Malcolm I. Glazer, Linda Glazer, The Malcolm I. Glazer Family Limited Partnership (the “Glazer LP”), and Avram A. Glazer (collectively, the “Sellers”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Harbinger Capital Partners Master Fund I, Ltd., Global Opportunities Breakaway Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “Purchasers”), regarding the sale of shares common stock of Zapata held by the Sellers to the Purchasers pursuant to which: (i) the Glazer LP agreed to sell 9,813,112 shares; (ii) Linda Glazer agreed to sell 6,400 shares; (iii) Malcolm Glazer agreed to sell 28,052 shares, and (iv) Avram A. Glazer agreed to sell 41,120 shares, for a price per share of $7.50. The Share Purchase Agreement also covers the sale of 757,907 shares of our common stock to the Purchasers by the Glazer LP (707,907 shares) and Avram Glazer (50,000 shares) for the price of $2.00 in the aggregate. The Share Purchase Agreement also requires that Avram Glazer resign as an officer and director of the Company in connection with the closing of the transaction, which is subject to the conditions set forth in the Share Purchase Agreement, which are summarized below.
     In addition, the Sellers have granted to Harbinger Capital Partners LLC (“Harbinger LLC”), the investor representative for the Purchasers, an irrevocable proxy to vote the shares of Zapata common stock to be owned by them after the closing of the Stock Purchase Agreement for the election of Avram Glazer and two designees of Harbinger LLC, Philip A. Falcone and Corrine J. Glass, to the Board of Directors of Zapata at its 2009 Annual Meeting. As a result, the Purchasers may be deemed to beneficially own approximately 51.3% of Zapata’s outstanding common stock and 1.5% of the outstanding shares of common stock of Zap.Com as of the date hereof.

     The 3,296,228 shares of Zapata common stock to be acquired by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”) under the Share Purchase Agreement may be deemed to be beneficially owned by (i) the Master Fund and (ii) Harbinger LLC, as the investment manager of the Master Fund, and each has shared voting power as to the 3,296,228 shares. The 3,296,228 shares of Zapata common stock to be acquired by Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Situations Fund”) under the Share Purchase Agreement may be deemed to be beneficially owned by (i) the Special Situations Fund and (ii) Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), as the general partner of the Special Situations Fund, and each has shared voting power as to the 3,296,228 shares. The 3,296,228 shares of Zapata common stock to be acquired by Global Opportunities Breakaway Ltd. (the “Global Fund”, together with the Master Fund and the Special Situations Fund, the “Funds”) under the Share Purchase Agreement may be deemed to be beneficially owned by (i) the Global Fund, (ii) Global Opportunities Breakaway Management, L.P. (“Breakaway Management”), as the investment manager of the Global Fund and (iii) Global Opportunities Breakaway Management GP, L.L.C. (“Breakaway Management GP”), as the general partner of Breakaway Management, and each has shared voting power as to the 3,296,228 shares. Additionally, the shares held by the Funds may be deemed to be beneficially owned by (i) Harbinger Holdings, LLC (“Harbinger Holdings”), as the managing member of each of Harbinger LLC and HCPSS, and (ii) Philip A. Falcone, as the managing member of Breakaway Management GP and Harbinger Holdings and portfolio manager of each of the Funds, and Harbinger Holdings has shared voting power as to 6,592,456 shares of Zapata common stock to be acquired under the Share Purchase Agreement and Mr. Falcone has shared voting power as to 9,888,684 shares of Zapata’s common stock to be acquired under the Share Purchase Agreement, constituting approximately 34.2% and 51.3%, respectively, of Zapata outstanding common stock. The mailing address of each of the Master Fund, the Special Situations and the Global Fund is 555 Madison Avenue, 16th Floor, New York, New York, 10022.
     The closing of the transaction is scheduled to take place two business days following the satisfaction or waiver of the closing conditions set forth in the Share Purchase Agreement. These include, but are not limited to the conditions that:
• the representations and warranties in the agreement are true and correct in all material respects;
• no actions or government investigations are pending or threatened which seek to restrain the transaction, question its legality or seek damages in connection with any such transactions;
• all governmental consents, filings and notifications have been obtained or effected;
• no material adverse changes have occurred in the business, assets, financial condition, results of operations or prospects of Zapata or Zap.com;
• Harbinger LLC’s representatives shall have been elected to the Board of Directors and the following present directors shall have resigned: Avram A. Glazer, Edward S. Glazer, Darcie S. Glazer and Bryan G. Glazer;
• the shares to be sold represent the same percentage of Zapata issued and outstanding shares (subject only to the exercise of options by persons other than the Sellers) on the closing date as on the date of the Share Purchase Agreement;
• the other Glazer Family members listed on the schedules to the Agreement, Bryan Glazer, Edward Glazer and Joel Glazer, shall have entered agreements with the Purchasers to sell their shares in Zapata and such sale shall occur concurrently with the closing of the transactions contemplated under the Share Purchase Agreement.
Avram Glazer also agreed to terminate his options, if any, in Zapata and Zap.com without cost.
     The Share Purchase Agreement also requires that the Sellers not take, and requires them to cause Zapata not to take, certain actions regarding Zapata and its subsidiaries. These include, but are not limited to, the following:
• operate or take any action outside the ordinary course of business;

• declare, pay or set aside funds for the payment of any dividends or any other distribution;
• change Zapata’s or its subsidiaries’ authorized capital stock;
• amend the Articles of Incorporation or bylaws of Zapata or its subsidiaries;
• grant any registration rights;
• purchase, retire or redeem any shares of any capital stock of Zapata or its subsidiaries;
• enter into or amend the terms of any transactions between Zapata or any of its subsidiaries and any immediate family member, affiliate or associate of the Sellers;
• sell, lease, or otherwise dispose of any asset or property of Zapata or its subsidiaries;
• enter into any loan, mortgage or pledge, or impose any lien or other encumbrance on any assets of Zapata or its subsidiaries; or
• enter into any agreement or commitment to do any of the foregoing.
     The Share Purchase Agreement also provides that no Seller shall (1) vote on or consent to any matter in his or its capacity as a stockholder of Zapata or Zap.com except as specifically contemplated by the Share Purchase Agreement, or (2) take any action as a member of the Board of Directors of Zapata or Zap.com other than an action (x) that will not result in a failure of any closing conditions of the Share Purchase Agreement and (y) such Seller is advised by counsel he or she must take such action or be in breach of his or her fiduciary duty as a director.
     The information in this Information Statement relating to the Share Purchase Agreement and the beneficial ownership of Zapata shares and Zap.Com shares by the Purchasers and the Sellers is based solely on the Schedule 13D’s filed with the Securities and Exchange Commission by the Glazer LP, Malcolm Glazer, Linda Glazer and related beneficial owners on June 19, 2009 and by the Purchasers and related beneficial owners on June 19, 2009, respectively.
BOARD OF DIRECTORS
     The Board of Directors is currently comprised of one director. In connection with the proposed acquisition by Purchasers, the Board of Directors will be increased to four directors. Pursuant to the bylaws of the Company, at that time, the Board of Directors will be divided into three classes, Class I, Class II and Class III, with one new director per each of Class I, Class II and Class III. The Harbinger Nominees to be appointed no sooner than 10 days after the mailing of this Information Statement are listed below, and each has consented to serve as a director of the Company in the class indicated, if appointed or elected, and to be named herein. The Class I director shall stand for election at the next annual meeting of stockholders, the Class II director shall stand for election at the second succeeding annual meeting of stockholders and the Class III director shall stand for election at the third succeeding annual meeting of stockholders.
     The Harbinger Nominees have informed the Company that they expect to elect Philip A. Falcone to fill the positions of Chairman of the Board and President and Chief Executive Officer of the Company on an interim basis.
Information Regarding Harbinger Nominees
     The names, ages and principal occupations of the three Harbinger Nominees that will be appointed by the existing director to fill newly-created board seats are provided below.

Philip A. Falcone (Class III director). Mr. Falcone, age 46, is Chief Investment Officer and Chief Executive Officer of Harbinger Capital Partners. Mr. Falcone formed Harbinger Capital Partners in 2001, and oversees its investment and business functions. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Prior to joining Harbinger Capital Partners, Mr. Falcone served as Head of High Yield trading for Barclay’s Capital. From 1998 to 2000, he managed Barclays trading operations, including trading distressed and special situations, managing risk exposure of the desk and overseeing the desk trading and analytical team. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone received an A.B. in Economics from Harvard University. At the closing of the transaction contemplated by the Share Purchase Agreement Mr. Falcone expects to become a director and Chairman of the Board, Chief Executive Officer and President of Zapata Corporation.
Corrine J. Glass, Esq. (Class II director). Ms. Glass, age 33, is a Vice President and Assistant Investment Counsel of Harbinger Capital Partners. Ms. Glass is responsible for assisting the investment teams on all deal specific and portfolio-related legal matters. Prior to joining Harbinger Capital Partners in 2008, Ms. Glass worked in the Los Angeles and New York offices of Kaye Scholer LLP, where she was a Senior Associate in the corporate restructuring group. While at Kaye Scholer she represented a wide variety of creditor and trustee entities. Prior to joining Kaye Scholer in September 2002, Ms. Glass worked in the Los Angeles office of Skadden, Arps, Slate, Meagher & Flom from October 2000, where she was an Associate in the bankruptcy group, focusing her practice on the representation of debtors in chapter 11. Ms. Glass received a law degree from Harvard Law School and an A.B. in Economics from the University of California at Berkeley. At the closing of the transactions contemplated by the Share Purchase Agreement, Ms. Glass expects to become a director of Zapata Corporation.
Lawrence M. Clark, Jr. (Class I director). Mr. Clark, age 38, is a Managing Director and Director of Investments of Harbinger Capital Partners. and is responsible for investments in metals, mining, industrials and retail companies, among other sectors. Mr. Clark has served in that position since January 2006 and prior to that was a vice president from October 2002. Prior to joining Harbinger Capital Partners and from April 2001, Mr. Clark was a Distressed Debt and Special Situations Research Analyst at Satellite Asset Management, L.P., where he covered financially stressed and distressed industrial, cyclical and energy companies. He has actively participated in several financial restructurings in official and unofficial capacities as both a secured and an unsecured creditor. Prior to moving to the buy side, he was a Vice President in the Distressed Debt and High Yield Research Department at Lazard Freres & Co., LLC from April 2000 to April 2001 and an Associate in Credit Suisse First Boston’s High Yield Research Group from April 1998 through April 2000. Mr. Clark started his investing career as a Junior Analyst in the Corporate Bond Research Department of Salomon Brothers from April 1997 though April 1998. Prior to commencing his career as an investment analyst, he was employed by the Prudential Insurance Company of America from June 1993. Mr. Clark received an MBA from New York University’s Stern School of Business and a B.S. in Finance from Villanova University. He has completed Levels I and II of the Chartered Financial Analyst designation program. At the closing of the transactions contemplated by the Share Purchase Agreement, Mr. Clark expects to become a director of Zapata Corporation.
There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of the Company upon the effectiveness of the closing of the Share Purchase Agreement described above. The Company is not aware that any of the people listed above or their affiliates is a party adverse to it or has a material interest adverse to it or is otherwise a party to a transaction in which the Company was or is to be a participant and the amount involved exceeds $120,000. The Company is not aware of any material proceeding to which any individuals who will become directors, executive officers or owners of record or beneficially of more than five percent of any class of the Company’s voting securities upon the effectiveness of the closing of the Share Purchase Agreement described above.
Information Regarding Present Sole Director

Avram A. Glazer (Class I director). Mr. Glazer, age 48, has served as the sole director and President and Chief Executive Officer of the Company since its formation in April 1998. Mr. Glazer also serves as Chairman of the Board, President and Chief Executive Officer of Zapata Corporation (NYSE: ZAP) which as of the date of this Information Statement holds of record and beneficially approximately 98% of the Company’s outstanding common stock. Mr. Glazer has served as President and Chief Executive Officer of Zapata since March 1995 and as Chairman of the Board since March 2002. Until December 2006, Mr. Glazer was Chairman of the Board and a director of Omega Protein Corporation (NYSE: OME) and until December 2005 was the Chairman of the Board of Directors of Safety Components International, Inc. (OTCBB: SAFY), both former majority-owned subsidiaries of Zapata. He had served in those capacities with Omega Protein and Safety Components since January 1998 and January 2004, respectively. Since June 2005, Mr. Glazer has also served on the Board of Directors of Manchester United, an English football club. Mr. Glazer plans to resign from the Board in connection with the closing of the transaction with the Purchasers.
Director Compensation
     Each director who is not an employee of the Company may be compensated for serving as a director at a set dollar amount to be determined by the Board. In addition, each new non-employee director may upon joining the Board, be granted options under the Company’s 1999 Long-Term Incentive Plan to purchase shares of the Company Common Stock at the fair market value for the shares. The Board will determine the number and terms of the options to be granted to the new directors. The sole director did not receive any compensation in his capacity as such for 2008.
Information About Committees And Meetings Of The Board Of Directors
     The Company’s Board of Directors does not presently maintain any committees since the Board only consists of one director. Upon expansion of the size of the Board to three directors, the bylaws require that two standing committees of the Board of Directors be activated: the audit committee and the compensation committee, each comprised of two or more directors. The members of these committees will be appointed following the expansion of the Board to four directors.
     The primary purpose of the audit committee will be to (1) select the firm of independent auditors that will audit the Company’s financial statements, (2) discuss the scope and the results of the audit with the auditors and (3) review the Company’s financial accounting and reporting principles. The audit committee will also examine and discuss the adequacy of the Company’s financial controls with the independent auditors and with management. The Company’s Board of Directors currently performs the functions of the audit committee. The Board of Directors does not have a “financial expert.” We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted.
     The functions of the compensation committee will be to review, approve and recommend to the Board of Directors the terms and conditions of incentive bonus plans applicable to corporate officers and key management personnel, to review and approve the annual salary of the chief executive officer, and to administer the Company’s 1999 Long-Term Incentive Plan.
     The Board of Directors does not have a nominating committee or a committee performing the functions of a nominating committee. The Board of Directors identifies and evaluates nominees for director. Since the Company only has limited operations at this time and the Board of Directors only consists of one director, the Board of Directors has not adopted a policy regarding the consideration of stockholder recommendations for nominations or any formal procedures for stockholders to recommend nominations. The Board of Directors will, however, consider stockholder recommendations. Additionally, the Board of Directors has not implemented a formal policy regarding director attendance at the Annual Meeting. Last year, the Company’s sole director attended the Annual Meeting.
     During 2008, the Board of Directors met once and acted by written consent once.
Communications with the Board of Directors
     Stockholders and other interested parties who wish to communicate with the Board can write to:

Zap.Com Corporation
Board of Directors
100 Meridian Centre, Suite 350
Rochester, New York 14618
     Compensation Committee Interlocks And Insider Participation
     The Board of Directors of the Company has no compensation committee, or other board committee performing equivalent functions. Decisions concerning the compensation of the Company executives, Avram Glazer and Leonard DiSalvo are made by the Compensation Committee of the Board of Directors of Zapata. The Board of Directors of the Company is comprised only of Avram Glazer, the Company’s President and Chief Executive Officer. No compensation for service to the Company was paid to Mr. Glazer or Mr. DiSalvo for the last fiscal year.
EXECUTIVE OFFICERS
     The Company’s officers serve at the pleasure of the Board of Directors. The following table sets forth information concerning the executive officers of the Company as of the date of this Information Statement:

Name	Age	Position
Avram A. Glazer	48	President and Chief Executive Officer
Leonard DiSalvo	50	Vice President — Finance and Chief Financial Officer
Leonard DiSalvo. Mr. DiSalvo has served as the Company’s Vice President — Finance and Chief Financial Officer since April 1999. Mr. DiSalvo also serves as Zapata’s Vice President — Finance and Chief Financial Officer, a position he has held since joining Zapata in September 1998. Until December 2006, Mr. DiSalvo was a director of Omega Protein Corporation and until December 2005 was a director and Chairman of the Compensation Committee of Safety Components International, Inc., both former majority-owned subsidiaries of Zapata. Mr. DiSalvo has over 20 years of experience in the areas of finance and accounting. Mr. DiSalvo has served as a finance manager for Constellation Brands, Inc., a national manufacturer and distributor of wine, spirits and beer and has also held various management positions in the areas of finance and accounting in the Contact Lens Division of Bausch & Lomb Incorporated. Mr. DiSalvo is a Certified Public Accountant.
          See ”Information Regarding Present Sole Director” above for information concerning the Company’s Chairman of the Board, President and Chief Executive Officer, Avram A. Glazer.
Executive Compensation
          The Company’s Board of Directors does not presently maintain a compensation committee and as of the date of this filing, has two employees, Avram Glazer, President and CEO, and Leonard DiSalvo, VP-Finance and Chief Financial Officer. They are also referred to herein as our “named executive officers.” Neither Mr. Glazer nor Mr. DiSalvo receive a salary or bonus from the Company and currently devote a significant portion of their business time to Zapata, where they hold the same offices. Both of these officers, however, will devote such time to the Company’s affairs as is required to perform their duties to the Company. The Company does not provide its employees with any post-termination benefits and does not have any employment agreements.
          The following table sets forth the compensation received by our named executive officers during the fiscal years ended December 31, 2008 and 2007:

Summary Compensation Table

								Change in
								Pension Value
								and Nonqualified
								Deferred
					Stock	Option	Non-Equity	Compensation
Name and Principal		Salary		Bonus	Awards	Awards	Incentive Plan	Earnings	All Other	Total
Position	Year	($)		($)	($)	($)	Compensation ($)	($)	Compensation ($)	($)
Avram A. Glazer	2008	$—	(1)	$—	$—	$—	$—	$—	$—	$—
	2007	$—	(1)	$—	$—	$—	$—	$—	$—	$—
Leonard DiSalvo	2008	$—	(2)	$—	$—	$—	$—	$—	$—	$—
	2007	$—	(2)	$—	$—	$—	$—	$—	$—	$—

(1)	Mr. Glazer serves as Chairman of the Board, President and Chief Executive Officer of Zapata and as President and Chief Executive Officer of the Company. The Company recognized approximately $6,000 as contributed capital from Zapata for Mr. Glazer’s annual salary for 2008 and 2007 under its shared services agreement with Zapata.

(2)	Mr. DiSalvo serves as Vice President — Finance of Zapata and the Company. The Company recognized approximately $7,000 as contributed capital from Zapata for Mr. DiSalvo’s annual salary for 2008 and 2007 under its shared services agreement with Zapata. No amount of Mr. DiSalvo’s bonus was allocated to the Company.
Grants Of Plan-Based Awards
No equity or non-equity awards were granted during 2008 under the Company’s equity incentive plans.
Outstanding Equity Awards At Fiscal Year-End 2008

	Option Awards					Stock Awards
Equity
Incentive
Plan
Awards:
Market
			Equity					Equity	Value of
			Incentive					Incentive	Shares,
			Plan					Plan	Units or
			Awards				Market	Awards:	Other
	Number of	Number of	Number of			Number of	Value of	Number of	Rights
	Securities	Securities	Securities			Shares or	Shares or	Shares, Units	That
	Underlying	Underlying	Underlying	Option		Units of	Units of	or Other	Have
	Unexercised	Unexercised	Unexercised	Exercise	Option	Stock That	Stock That	Rights That	Not
	Options (#)	Options (#)	Unearned	Price ($)	Expiration	Have Not	Have Not	Have Not	Vested
Name	Exercisable	Unexercisable	Options (#)	(2)	Date	Vested (#)	Vested ($)	Vested (#)	($)
Avram A. Glazer (1)	365,000	—	—	$0.08	11/2/2009	—	—	—	—
Leonard DiSalvo	100,000	—	—	$0.08	11/2/2009	—	—	—	—
All option awards disclosed in the preceding table are fully vested as of the date of this filing.

(1)	Mr. Glazer’s stock options were specifically approved by a vote of the stockholders of the Company in June 2005.

(2)	The exercise price of all equity awards is equal to the fair market value (average of the closing bid and asked price of our common stock) on the date of grant.
Option Exercises And Stock Vested. No named executive officers exercised stock options during 2008. Additionally, no stock awards have been granted to any Named Executive Officers.
Pension Benefits. The Company does not have pension benefits; therefore, no named executive officers received any pension benefits from the Company.
Nonqualified Deferred Compensation. The Company does not maintain any nonqualified defined contribution or nonqualified deferred compensation plans.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table indicates the number of shares of Common Stock owned (a) as of April 8, 2009 (the “Pre-Closing Ownership”) by each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, each director, each named executive officer, and all directors and executive officers as a group and (b) after giving effect to the closing of the transactions contemplated by the Share Purchase Agreement (the “Post-Closing Ownership”) by each person known to the Company party to such Share Purchase Agreement or expected to become a director or named executive officer.
     Except to the extent indicated in the footnotes to the following table, each of the persons or entities listed therein has sole voting and investment power with respect to the shares which are reported as beneficially owned by such person or entity. The Company does not know of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.
     The Pre-Closing Ownership calculation is based upon the shares of the Company’s common stock issued and outstanding on April 8, 2009 plus the number of such shares of common stock outstanding pursuant to SEC Rule 13d-3(d)(1). For the Pre-Closing Ownership, shares of the Company’s common stock subject to options exercisable within 60 days of April 8, 2009 are deemed outstanding for purposes of computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person. For the Post-Closing Ownership calculation, solely for purposes of calculating the number of shares exercisable within 60 days, we have assumed that the transactions under the Share Purchase Agreement will become effective on July 9, 2009.

	Pre-Closing Ownership		Post-Closing Ownership
		Percent of		Percent of
Name and Beneficial Owner	No. of Shares	Ownership	No. of Shares	Ownership
Zapata Corporation(1)(2)(3)	48,972,258	97.9%	48,972,258	97.9%
Avram Glazer(4)(5)	415,000	*	0	0
Leonard DiSalvo(4)(5)	100,000	*	100,000	*
Philip A. Falcone(3)	0	0	48,972,258	97.9%
Corrine J. Glass	0	0	0	0
Lawrence M. Clark, Jr.	0	0	0	0
All executive officers and directors as a group	515,000	*	49,072,258	97.9%

*	Represents ownership of less than 1.0%

(1)	Zapata’s address is 100 Meridian Centre, Suite 350, Rochester, New York 14618. As a result of this ownership, Zapata controls the Company.

(2)	The Company has registered 1,000,000 shares of the Company common stock held by Zapata for resale on a shelf basis under a separate registration statement. These figures are subject to change if Zapata sells any of these shares.

(3)	Based solely on a Schedule 13D, dated June 19, 2009 and giving effect to the contemplated transactions, 51.3% of the common stock of the Company’s parent company Zapata Corporation will be owned by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Situations Fund”) and Global Opportunities Breakaway Ltd (the “Global Fund”, together with the Master Fund and the Special Situations Fund, the “Funds”). As described elsewhere is this Information Statement such shares may be deemed to be beneficially owned by certain affiliates of the Funds, including Philip A. Falcone. Such persons disclaim beneficial ownership of the 9,888,684 shares of Zapata Corporation’s common stock and the 48,972,258 shares of our common stock owned by Zapata Corporation, except with respect to their respective pecuniary interests therein.

(4)	Avram Glazer and Leonard DiSalvo also beneficially own 41,120 and 260,000 shares, respectively, of common stock of the Company’s parent company Zapata Corporation. These amounts include 0 and 260,000 shares subject to options exercisable within 60 days of April 8, 2009.

(5)	Includes 365,000 and 100,000 shares of Zap.com common stock issuable under options exercisable within 60 days of April 8, 2009 held by Mr. Glazer and Mr. DiSalvo, respectively.
CORPORATE GOVERNANCE
     The Company has adopted a Code of Ethics and Business Conduct that applies to all of the Company’s directors and key employees, including the Company’s principal executive officer, principal accounting officer or controller or persons performing similar functions. The Company will provide without charge, upon request, a copy of the Code of Business Conduct and Ethics. Anyone wishing to obtain a copy should write to Zap.Com Corporation Investor Relations, 100 Meridian Centre Suite 350, Rochester, NY 14618.
RELATED PERSON TRANSACTIONS
     The Company’s Code of Ethics for Senior Financial Officers, which applies to all of the Company’s financial executives, including the Company’s principal executive officer, principal accounting officer or controller or persons performing similar functions, prohibits conflict of interest transactions.
     Although the Board of Directors has not adopted a separate related party transaction policy, the Company may, under certain circumstances, enter into business arrangements with directors, officers or other related parties. When a potential related party transaction, arrangement or relationship is proposed or becomes known to the Company, such transaction, arrangement or relationship is presented to the Board of Directors, and a determination shall be made to approve or ratify the same. Under Nevada law, in the absence of fraud, any transaction, arrangement or relationship is not void or voidable solely because such transaction, arrangement or relationship is between the Company and such interested director, officer or related party or such interested director was present for or participated in the approval of such transaction, arrangement or relationship, if the same was (i) approved or ratified by the Board of Directors, in good faith, by a vote sufficient for the purpose, without counting the vote or votes of the interested director or directors, (ii) approved or ratified, in good faith, by a majority vote of the Company’s stockholders holding a majority of the voting power, (iii) not known to the director or officer at the time the same was brought before the Board of Directors for action, or (iv) fair as to the Company at the time it is authorized or approved.
     Since its inception, the Company has utilized the services of Zapata’s management and staff under a shared services agreement that allocated these costs on a percentage of time basis. The Company also subleases its office space in Rochester, New York from Zapata. Under the sublease agreement, annual rental payments are allocated on a cost basis. Zapata has waived its rights under the shared services agreement to be reimbursed for these expenses since May 1, 2000. For the years ended December 31, 2008 and 2007, approximately $14,000 and $13,000, respectively, was recorded as contributed capital for these services.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the Securities and Exchange Commission (the “Commission”) initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than 10% stockholders are required by the Commission’s regulations to furnish the Company with copies of all Section 16(a) forms they file. To our Company’s knowledge, based solely upon a review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that during 2008, all such filings required to be made by such persons were timely made in accordance with the requirements of the Exchange Act.
By Order of the Board of Directors,

Avram A. Glazer
President and Chief Executive Officer

Rochester, New York
June 26, 2009